GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

06013011

24 April 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

SUPPL

Dear Sirs,

GKN plc

- **Transaction in own shares**
- **Notifications of transactions of directors/persons discharging managerial responsibility and connected persons**

For your information I enclose copies of the above announcements which were released on 21st and 24th April respectively.

Yours faithfully,

S. de Ritter

Sandie De Ritter

Encs

EXEMPTION NO.
82 - 5204

Regulatory Announcement

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Company	GKN PLC
TIDM	GKN
Headline	Transaction in Own Shares
Released	17:31 21-Apr-06
Number	PRNUK-2104

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 21 April 2006 it purchased 450,000 of its ordinary shares at a price of 314.8p per share from Credit Suisse Securities (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 25,670,000 of its ordinary shares in Treasury and has a total of 714,960,204 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

21 April 2006

END

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR*3.1.4R(1).

An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1-16, 23 and 24.

An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1- 4, 6, 8, 13, 14, 16, 23 and 24.

An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete the following in block capitals

1. Name of the *issuer*

   GKN plc

2. State whether the notification relates to:

   (i) a transaction notified in accordance with *DR*3.1.4R(1)(a); or
   (ii) *DR*3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)

   (III) BOTH (I) AND (II) IN RESPECT OF KEVIN SMITH AND NIGEL STEIN
   (I) A TRANSACTION NOTIFIED IN ACCORDANCE WITH *DR*3.1.4R(1)(A) IN RESPECT OF MARCUS BRYSON, ARTHUR CONNELLY, MAUREEN CONSTANTINE, GREY DENHAM, SIMON PRYCE, ANDREW REYNOLDS SMITH AND MARTYN VAUGHAN

3. Name of the *person discharging managerial responsibilities/director*

   KEVIN SMITH – DIRECTOR & PDMR
   NIGEL STEIN – DIRECTOR & PDMR
   MARCUS BRYSON – PDMR
   ARTHUR CONNELLY – PDMR
   MAUREEN CONSTANTINE – PDMR
   GREY DENHAM – PDMR
   SIMON PRYCE – PDMR
   ANDREW REYNOLDS SMITH – PDMR
   MARTYN VAUGHAN - PDMR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

   SEE 3. ABOVE.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

   NOTIFICATION IN RESPECT OF PERSONS NAMED IN 3. ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

   OPTIONS OVER ORDINARY SHARES OF 50P EACH (SEE BELOW)

7. Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them

   N/A

8. State the nature of the transaction

   AWARD OF OPTIONS UNDER THE GKN EXECUTIVE SHARE OPTION SCHEME 2004 (SEE BELOW)

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

   N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

    N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

    N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

    N/A

13. Price per *share* or value of transaction

    N/A

14. Date and place of transaction

    N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should hot be taken into account when calculating percentage)

    N/A

16. Date issuer informed of transaction

    N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following:

17. Date of grant

    11 APRIL 2006

18. Period during which or date on which it can be exercised

    11 APRIL 2009 TO 10 APRIL 2016

19. Total amount paid (if any) for grant of the option

    NIL

20. Description of *shares* or debentures involved (*class* and number)

    OPTIONS GRANTED OVER THE FOLLOWING NUMBER OF ORDINARY SHARES OF 50P EACH:

    KEVIN SMITH – 236,816
    NIGEL STEIN – 141,138
    MARCUS BRYSON – 33,677
    ARTHUR CONNELLY – 44,903
    MAUREEN CONSTANTINE – 31,432
    GREY DENHAM – 31,432
    SIMON PRYCE – 48,645
    ANDREW REYNOLDS SMITH – 42,658
    MARTYN VAUGHAN – 31,232

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

    334.05P PER SHARE FIXED AT TIME OF GRANT

22. Total number of *shares* or debentures over which options held following notification

    KEVIN SMITH – 2,053,355
    NIGEL STEIN – 1,219,388
    MARCUS BRYSON – 198,684
    ARTHUR CONNELLY – 270,795
    MAUREEN CONSTANTINE – 236,869
    GREY DENHAM – 393,019
    SIMON PRYCE – 520,323
    ANDREW REYNOLDS SMITH – 300,438
    MARTYN VAUGHAN – 126,860

23. Any additional information

    THE OPTIONS ARE EXERCISABLE TO THE EXTENT THAT CERTAIN PERFORMANCE CRITERIA ARE SATISFIED BY THE COMPANY OVER THE 3 YEAR PERFORMANCE PERIOD, WHICH COMMENCED ON 1 JANUARY 2006,

AND THE SATISFACTION BY THE EXECUTIVE DIRECTOR/PDMR OF A PERSONAL SHAREHOLDING REQUIREMENT.

24. Name of contact and telephone number for queries

CHRISTOPHER WINTERS
01527 533383

Name and signature of duly authorised officer of issuer responsible for making notification

CHRISTOPHER WINTERS

Date of notification

24 APRIL 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR*3.1.4R(1).

An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1-16, 23 and 24.

An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1- 4, 6, 8, 13, 14, 16, 23 and 24.

An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete the following in block capitals

1. Name of the *issuer*

   GKN plc

2. State whether the notification relates to:

   (i) a transaction notified in accordance with *DR*3.1.4R(1)(a); or
   (ii) *DR*3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)

   (III) BOTH (I) AND (II) IN RESPECT OF KEVIN SMITH AND NIGEL STEIN
   (I) A TRANSACTION NOTIFIED IN ACCORDANCE WITH *DR*3.1.4R(1)(A) IN RESPECT OF MARCUS BRYSON, ARTHUR CONNELLY, MAUREEN CONSTANTINE, GREY DENHAM, SIMON PRYCE, ANDREW REYNOLDS SMITH AND MARTYN VAUGHAN

3. Name of the *person discharging managerial responsibilities/director*

   KEVIN SMITH – DIRECTOR & PDMR
   NIGEL STEIN – DIRECTOR & PDMR
   MARCUS BRYSON – PDMR
   ARTHUR CONNELLY – PDMR
   MAUREEN CONSTANTINE – PDMR
   GREY DENHAM – PDMR
   SIMON PRYCE – PDMR
   ANDREW REYNOLDS SMITH – PDMR
   MARTYN VAUGHAN - PDMR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

   SEE 3. ABOVE.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

   NOTIFICATION IN RESPECT OF PERSONS NAMED IN 3. ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

   CONDITIONAL RIGHT OVER ORDINARY SHARES OF 50P EACH (SEE BELOW)

7. Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them

   N/A

8. State the nature of the transaction

   GRANT OF AWARDS UNDER THE GKN LONG TERM INCENTIVE PLAN 2004 (SEE BELOW)

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

   N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

    N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

    N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

    N/A

13. Price per *share* or value of transaction

    N/A

14. Date and place of transaction

    N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should hot be taken into account when calculating percentage)

    N/A

16. Date issuer informed of transaction

    N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following:

17. Date of grant

    11 APRIL 2006

18. Period during which or date on which it can be exercised

    11 APRIL 2010 TO 11 APRIL 2016 IN RESPECT OF KEVIN SMITH AND NIGEL STEIN
    11 APRIL 2009 TO 11 APRIL 2016 IN RESPECT OF ARTHUR CONNELLY, MAUREEN CONSTANTINE, GREY DENHAM, SIMON PRYCE, ANDREW REYNOLDS SMITH AND MARTYN VAUGHAN
    11 APRIL 2009 IN RESPECT OF MARCUS BRYSON

19. Total amount paid (if any) for grant of the option

    NIL

20. Description of *shares* or debentures involved (*class* and number)

    AWARDS GRANTED OVER THE FOLLOWING NUMBER OF ORDINARY SHARES OF 50P EACH:

    KEVIN SMITH – 247,560
    NIGEL STEIN – 147,542
    MARCUS BRYSON – 63,369
    ARTHUR CONNELLY – 84,493
    MAUREEN CONSTANTINE – 59,145
    GREY DENHAM – 59,145
    SIMON PRYCE – 91,534
    ANDREW REYNOLDS SMITH – 80,268
    MARTYN VAUGHAN – 58,768

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

    NIL

22. Total number of *shares* or debentures over which options held following notification

    KEVIN SMITH – 687,250
    NIGEL STEIN – 399,882
    MARCUS BRYSON – 123,689
    ARTHUR CONNELLY – 137,493
    MAUREEN CONSTANTINE – 102,575
    GREY DENHAM – 102,575
    SIMON PRYCE – 148,944
    ANDREW REYNOLDS SMITH – 132,158
    MARTYN VAUGHAN – 76,866

23. Any additional information

THE AWARDS ARE EXERCISABLE TO THE EXTENT THAT CERTAIN PERFORMANCE CRITERIA ARE SATISFIED BY THE COMPANY OVER THE 3 YEAR PERFORMANCE PERIOD, WHICH COMMENCED ON 1 JANUARY 2006, AND THE SATISFACTION BY THE EXECUTIVE DIRECTOR/PDMR OF A PERSONAL SHAREHOLDING REQUIREMENT.

24. Name of contact and telephone number for queries

CHRISTOPHER WINTERS
01527 533383

Name and signature of duly authorised officer of issuer responsible for making notification

CHRISTOPHER WINTERS

Date of notification

24 APRIL 2006